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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 2)*


                           Innovasive Devices, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                45766K104
                     ----------------------------------
                              (CUSIP Number)

                              June 27, 1998
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 11 Pages

ITEM 1(a). NAME OF ISSUER: Innovasive Devices, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           734 Forest Street, Marlborough, MA 01752

ITEM 2(a). NAMES OF PERSONS FILING:
           New Enterprise Associates VI, Limited Partnership ("NEA VI"); NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI; Peter J. Barris ("Barris"), Nancy
           L. Dorman ("Dorman"), Ronald Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), John M. Nehra ("Nehra") and Charles W. Newhall III ("Newhall") (the "General Partners"). The General Partners are individual general partners of NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           The address of the principal business office of NEA VI, NEA Partners VI, Barris, Dorman, Marks, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025.

ITEM 4.    OWNERSHIP.

           (a) Amount Beneficially Owned: NEA VI is the record owner of 928,863 shares of Common Stock (the "Record Shares") as of December 31, 1998. As the sole general partner of NEA VI, NEA Partners VI may be deemed to own beneficially the Record Shares. As the general partners of NEA Partners VI, the sole general partner of NEA VI, each of the General Partners may also be deemed to own beneficially the Record Shares. Therefore, NEA VI, NEA Partners VI and each of the General Partners may be deemed to own beneficially 928,863 shares of Common Stock. McConnell holds an option to purchase 5,625 shares of Common Stock, which is exercisable within 60 days after December 31, 1998. As a General Partner, McConnell may be deemed to own the Record Shares and the 5,625 shares for a total of 934,488 shares.

           (b) Percent of Class: Each Reporting Person other than McConnell:
               10.1%. McConnell: 10.2%. The foregoing percentage is calculated based on the 9,188,017 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 of Innovasive Devices, Inc., as adjusted pursuant to Rule 13d-13(d)(1).


           (c) Number of shares as to which the person has:

               (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than Mcconnell. 5,625 shares for McConnell.

               (ii) shared power to vote or to direct the vote: 928,863 shares for each Reporting Person.


                             Page 2 of 11 Pages

               (iii)  sole power to dispose or to direct the disposition of:
                      0 shares for each Reporting Person other than McConnell. 5,625 shares for McConnell.

               (iv)   shared power to dispose or to direct the disposition of:
                      928,863 shares for each Reporting Person.

           Each Reporting Person disclaims beneficial ownership of any shares of Common Stock except for such shares of Common Stock, if any, such Reporting Person holds of record.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.


ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 10, 1998 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF INNOVASIVE DEVICES, INC. REMAIN UNCHANGED.


                             Page 3 of 11 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 10, 1999


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By: NEA PARTNERS VI, LIMITED PARTNERSHIP

    By:                *
        --------------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner


                 *
------------------------------------
Peter J. Barris


                 *
------------------------------------
Ronald Kase


                 *
------------------------------------
John M. Nehra


                 *
------------------------------------
C. Richard Kramlich


                 *
------------------------------------
Arthur J. Marks


                 *
------------------------------------
Thomas C. McConnell


                             Page 4 of 11 Pages

                 *
------------------------------------
Charles W. Newhall III


                                       *By:     /s/ Nancy L. Dorman
                                            ----------------------------------
                                            Nancy L. Dorman, in her individual
                                            capacity and as Attorney-in-Fact


-------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.





                             Page 5 of 11 Pages

                                                                     EXHIBIT 1
                                 AGREEMENT


    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Innovasive Devices, Inc.

    EXECUTED as a sealed instrument this 10th day of February, 1999.



NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By: NEA PARTNERS VI, LIMITED PARTNERSHIP

    By:                *
        --------------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner


                 *
------------------------------------
Peter J. Barris


                 *
------------------------------------
Ronald Kase


                 *
------------------------------------
John M. Nehra


                             Page 6 of 11 Pages

                 *
------------------------------------
C. Richard Kramlich


                 *
------------------------------------
Arthur J. Marks


                 *
------------------------------------
Thomas C. McConnell


                 *
------------------------------------
Charles W. Newhall III


                                       *By:     /s/ Nancy L. Dorman
                                            ----------------------------------
                                            Nancy L. Dorman, in her individual
                                            capacity and as Attorney-in-Fact


-------------------------------------------------------------------------------
This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13,
1992 in connection with a Schedule 13G for Advanced Interventional Systems
Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.





                             Page 7 of 11 Pages

                                                                     EXHIBIT 2

                              POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.


                                        /s/ Raymond L. Bank
                                        --------------------------------------
                                        Raymond L. Bank

                                        /s/ Thomas R. Baruch
                                        --------------------------------------
                                        Thomas R. Baruch


                                        /s/ Cornelius C. Bond, Jr.
                                        --------------------------------------
                                        Cornelius C. Bond, Jr.


                                        /s/ Frank A. Bonsal, Jr.
                                        --------------------------------------
                                        Frank A. Bonsal, Jr.


                                        /s/ James A. Cole
                                        --------------------------------------
                                        James A. Cole





                             Page 8 of 11 Pages

                                        /s/ Nancy L. Dorman
                                        --------------------------------------
                                        Nancy L. Dorman


                                        /s/ Neal M. Douglas
                                        --------------------------------------
                                        Neal M. Douglas


                                        /s/ John W. Glynn, Jr.
                                        --------------------------------------
                                        John W. Glynn, Jr.


                                        /s/ Curran W. Harvey
                                        --------------------------------------
                                        Curran W. Harvey


                                        /s/ Ronald Kase
                                        --------------------------------------
                                        Ronald Kase


                                        /s/ C. Richard Kramlich
                                        --------------------------------------
                                        C. Richard Kramlich


                                        /s/ Robert F. Kuhling
                                        --------------------------------------
                                        Robert F. Kuhling


                                        /s/ Arthur J. Marks
                                        --------------------------------------
                                        Arthur J. Marks


                                        /s/ Thomas C. McConnell
                                        --------------------------------------
                                        Thomas C. McConnell


                                        /s/ Donald L. Murfin
                                        --------------------------------------
                                        Donald L. Murfin


                                        /s/ H. Leland Murphy
                                        --------------------------------------
                                        H. Leland Murphy






                             Page 9 of 11 Pages

                                        /s/ John M. Nehra
                                        --------------------------------------
                                        John M. Nehra


                                        /s/ Charles W. Newhall III
                                        --------------------------------------
                                        Charles W. Newhall III


                                        /s/ Terry L. Opdendyk
                                        --------------------------------------
                                        Terry L. Opdendyk


                                        /s/ Barbara J. Perrier
                                        --------------------------------------
                                        Barbara J. Perrier


                                        /s/ C. Vincent Prothro
                                        --------------------------------------
                                        C. Vincent Prothro


                                        /s/ C. Woodrow Rea, Jr.
                                        --------------------------------------
                                        C. Woodrow Rea, Jr.


                                        /s/ Howard D. Wolfe, Jr.
                                        --------------------------------------
                                        Howard D. Wolfe, Jr.


                                        /s/ Nora M. Zietz
                                        --------------------------------------
                                        Nora M. Zietz


                             Page 10 of 11 Pages

                              POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 1994.



                                        /s/ Peter J. Barris
                                        --------------------------------------
                                        Peter J. Barris


                                        /s/ Debra E. King
                                        --------------------------------------
                                        Debra E. King


                                        /s/ Peter T. Morris
                                        --------------------------------------
                                        Peter T. Morris


                                        /s/ Hugh Y. Rienhoff, Jr.
                                        --------------------------------------
                                        Hugh Y. Rienhoff, Jr.


                                        /s/ Alexander Slusky
                                        --------------------------------------
                                        Alexander Slusky


                                        /s/ Louis B. Van Dyck
                                        --------------------------------------
                                        Louis B. Van Dyck


                             Page 11 of 11 Pages